SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

HDFC BANK LIMITED
(Translation of registrant’s name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes [   ]     No [X]

SIGNATURES
EXHIBIT INDEX
EX-99.1 CHAIRMAN'S SPEECH
EX-99.2 SUMMARY OF BUSINESSES TRANSACTED

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED

Dated: 3rd June, 2003	By:	/s/ Vinod Yennemadi Name: Vinod Yennemadi Title: Country Head — Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit 99.1

Description

Chairman’s speech delivered at the Ninth Annual General Meeting of HDFC Bank Limited held on Monday, 2nd June, 2003 at 3.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.

Exhibit 99.2

Description

Summary of businesses transacted at the Ninth Annual General Meeting of HDFC Bank Limited held on Monday, 2nd June, 2003 at 3.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai — 400 020.